To:	<minored@sec.gov>, <rupertk@sec.gov>

cc:	“Sayler, Bradford” <brad.sayler@sutherland.com>

Subject:	Fifth Street Finance Corp. - Draft Response to SEC Comments on Form N-2 Registration Statement

Kevin and Dominic,

Attached please find a draft letter responding to the comments you issued on Fifth Street Finance Corp.’s Form N-2 registration statement. We have also attached a marked copy of the registration statement that highlights the changes made thereto in response to your comments.

We will file the attached documents as supplemental correspondence via EDGAR.

Have a nice weekend.

Thanks,

Harry

Harry Pangas | Partner | 202.383.0805